

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2013

<u>Via E-mail</u>
Sandra A. Knell
Chief Financial Officer
The Coast Distribution System, Inc.
350 Woodview Avenue
Morgan Hill, CA 95037

   Re: The Coast Distribution System, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2012
     Filed March 29, 2013, as amended April 30, 2013
     File No. 001-09511

Dear Ms. Knell:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Justin Dobbie

          Justin Dobbie
          Legal Branch Chief